U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 3/A
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person:  Robert Michael Proznik

2.  Date of Event Requiring Statement (Month/Date/Year): 2/03/00

3.  IRS or Social Security Number of Reporting Person (Voluntary):

4.  Issuer Name and Ticker or Trading Symbol: EZConnect, Inc. (EZCT)

5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director ( ) Officer, give title below ( ) 10% Owner ( ) Other
     Title: N/A

6.  If Amendment, Date of Original (Month/Day/Year): 2/03/00

7.  Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security:  Common Stock

2. Amount of Securities Beneficially Owned: 80,000

3. Ownership Form: Direct(D)or Indirect(I): I

4. Nature of Indirect Beneficial Ownership: Held by InterPro Property Corporation, an entity owned by The Robert Michael Group, of which Mr. Proznik is the sole shareholder.

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security:
(a) Convertible Note

2. Date Exercisable (Month/Day/Year):
    Amount    Exercisable
    ------    -----------
(a) 50,000    1/15/00 (1) See Explanation below

   Expiration Date(Month/Day/Year):
(a) N/A (1) See Explanation below

3. Title and Amount of Securities Underlying Derivative Security
     Title             Amount
     -----             ------
(a) Common Stock        50,000 (1) See Explanation below

4. Conversion or Exercise Price of Derivative Security:
(a) $1.00 (1) See Explanation below

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I):
(a) D

6. Nature of Indirect Beneficial Ownership: Held by InterPro Property Corporation, an entity owned by The Robert Michael Group, of which Mr. Proznik is the sole shareholder.

Explanation of Responses:
(1) Pursuant to the terms of a convertible note between InterPro Property Corporation ("InterPro") and the Issuer, InterPro may convert at any time funds loaned to the issuer under a $50,000 note at a conversion rate of 1 share of common stock for every $1.00 of principle and accrued interest.


Signature of Reporting Person:
Date: 7/31/00


/S/Robert M. Proznik